Form 52-109F2
Certification of Filings
Full Certificate

I, Jaime Mondragón, Vice President and Chief Financial Officer of Tahoe Resources Inc., certify the following:

1.	Review: I have reviewed the financial report and MD&A (together, the “filings”) of Tahoe Resources Inc. (the “issuer”) for the year ended December 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the financial report together with the other financial information included in the filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109

Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	“N/A”

5.3	“N/A”

6.

Reporting changes in ICFR: The issuer has disclosed in its MD&A any change in the issuer’s ICFR that occurred during the year beginning on January 1, 2012 and ended on December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 7, 2013

/s/Jaime Mondragón
Jaime Mondragón
Vice President and Chief Financial Officer